Exhibit (a)(5)(D)

NEWS RELEASE

RIVIERA RESOURCES ANNOUNCES PRELIMINARY RESULTS OF ITS TENDER OFFER

HOUSTON, July 17, 2019 (GLOBE NEWSWIRE) – Riviera Resources, Inc. (OTCQX: RVRA) (“Riviera” or the “Company”) announced today the preliminary results of its tender offer to purchase for cash up to 2,666,666 shares of its common stock (the “shares”) at a purchase price of $15.00 per share, which expired at 11:59 p.m., New York City time, on Tuesday, July 16, 2019.

Based on the preliminary count by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, approximately 61.3 million shares of the common stock were properly tendered and not properly withdrawn, including approximately 0.2 million shares that were tendered through notice of guaranteed delivery. The number of shares conditionally tendered was less than 0.1 million based on the preliminary count by the depositary. Riviera expects to accept for purchase a total of 2,666,666 shares of its common stock at a purchase price of $15.00 per share, for an aggregate purchase price of approximately $40 million. The shares expected to be acquired represent approximately 4.2% of the Company’s currently outstanding common stock.

The number of shares that Riviera will purchase from each tendering shareholder will be pro-rated. Based upon the preliminary count, Riviera estimates that the pro-ration factor for the shares would be approximately 4.3%. The number of shares properly tendered and not properly withdrawn and the pro-ration factor are preliminary and are subject to verification by the depositary and the proper delivery of all shares tendered (including shares tendered pursuant to guaranteed delivery procedures). The actual number of shares properly tendered and not properly withdrawn and the pro-ration factor will be announced promptly following the guaranteed delivery period and completion of the verification process. Promptly after such announcement, the depositary will issue payment for the shares properly tendered and accepted under the tender offer and will return all other shares tendered. Payment for shares will be made in cash, without interest. It is currently expected that payment for all shares purchased will be made on or around July 19, 2019.

Riviera may, in the future, decide to purchase additional shares in the open market subject to market conditions and private transactions, tender offers or otherwise subject to applicable law. Any such purchases may be on the same terms as, or on terms that are more or less favorable to stockholders than, the terms of the offer. Whether Riviera makes additional repurchases in the future will depend on many factors, including but not limited to its business and financial performance, the business and market conditions at the time, including the price of the shares, and other factors Riviera considers relevant.

D. F. King & Co., Inc. is acting as the information agent for the tender offer. Citigroup Global Markets Inc. is acting as dealer manager. American Stock Transfer & Trust Company, LLC is acting as the depositary for the tender offer.

NEWS RELEASE FOR INFORMATIONAL PURPOSES ONLY

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The offer was made solely by the Offer to Purchase and the related Letter of Transmittal, as amended or supplemented. Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO filed on June 18, 2018 with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which includes as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov); from D. F. King & Co., Inc., the information agent for the tender offer, by telephone at: (866) 864-4943 (toll-free), by email at: rvra@dfking.com or in writing to: 48 Wall Street, 22nd Floor, New York, NY 10005; or from Citigroup Global Markets Inc., the dealer manager for the tender offer, by telephone at: (877) 531-8365 (toll-free) or in writing to: 388 Greenwich Street, New York, NY 10013.

FORWARD-LOOKING STATEMENTS

Statements made in this press release that are not historical facts are “forward-looking statements.” These statements are based on certain assumptions and expectations made by the Company which reflect management’s experience, estimates and perception of historical trends, current conditions, and anticipated future developments. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or anticipated in the forward-looking statements. These include risks relating to our ability to consummate the tender offer, financial and operational performance and results of the Company, low or declining commodity prices and demand for oil, natural gas and natural gas liquids, ability to hedge future production, ability to replace reserves and efficiently develop current reserves, the capacity and utilization of midstream facilities and the regulatory environment. These and other important factors could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Please read “Risk Factors” in the Company’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q and other public filings. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events, except as required by applicable law.

ABOUT RIVIERA RESOURCES

Riviera Resources, Inc. is an independent oil and natural gas company with a strategic focus on efficiently operating its mature low-decline assets, developing its growth-oriented assets, and returning capital to its stockholders. Riviera’s properties are located in the Hugoton Basin, East Texas, North Louisiana, the Uinta Basin and Mid-Continent regions. Riviera also owns Blue Mountain Midstream LLC, a midstream company centered in the core of the Merge play in the Anadarko Basin.

CONTACT:

Riviera Resources, Inc.

Investor Relations

(281) 840-4168

IR@RVRAresources.com